English Translation for Convenience Purposes Only

Exhibit 99.1

CALL TO

A GENERAL ORDINARY ANNUAL SHAREHOLDERS MEETING

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

By resolution of the Board of Directors of CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. (the “Company”), and pursuant to articles 179, 180, 181, 183, 186, 187 and other applicable articles of the General Law of Commercial Companies (Ley General de Sociedades Mercantiles) and clauses Seventeenth, Eighteenth and Nineteenth, Twentieth-Second and other applicable clauses of the by-laws of the Company, holders of the capital stock of the Company are hereby summoned to a General Ordinary Annual shareholders meeting to be held on April 24, 2026 at 10:00 a.m. in the corporate domicile of the Company located at Avenida Antonio Dovalí Jaime No. 70, Tower B, Floor 13, Colonia Zedec Santa Fe, Alcaldía Álvaro Obregón, C.P. 01210, Mexico City, in order to deal with the matters contained in the following:

AGENDA

I.	Presentation and, if applicable, approval of the reports referred to in article 28, section IV of the Mexican Securities Market Law (Ley del Mercado de Valores), including the presentation of the consolidated financial statements of the Company for the year ended December 31, 2025, and resolutions regarding the performance of the Board of Directors, Committees and Chief Executive Officer of the Company.

II.	Resolutions regarding the allocation of the results for the fiscal year ended December 31, 2025.

III.	Resignation, appointment and/or ratification, of the individuals who shall be members of the Board of Directors, the Secretary of such Board and the Chief Executive Officer of the Company.

IV.	Appointment and/or ratification, if applicable, of the Chairman of the Audit Committee of the Company.

V.	Appointment and/or ratification, if applicable, of the Chairman of the Corporate Governance Committee of the Company.

VI.	Resolutions on the compensation to the members of the Board of Directors, of the Audit Committee, of the Corporate Governance Committee, as well as to the secretary of the Board of Directors and to the Committees of the Company.

VII.	Presentation and, if applicable, approval of the report on compliance with the Company's tax obligations, in compliance of the applicable legal provisions.

VIII.	Appointment of delegates who will carry out and formalize the resolutions adopted by this meeting.

Pursuant to clause Nineteenth of the Company´s by-laws, in order to have the right to attend the meeting, the shareholders must be registered in the Stock Registry Book of the Company and present the corresponding admission card, which must be requested no later than 48 (forty-eight) hours prior to the start of the shareholders meeting at the domicile, located at Javier Barros Sierra 540, Building 1, Floor 4, Colonia Santa Fe, Alcaldía Álvaro Obregón, C.P. 01210, Mexico City, by depositing the corresponding share certificates or provide evidence of the corresponding deposit certificates of such shares issued by S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., by a Mexican credit or foreign institution, or by an authorized brokerage firms. In order to obtain the above-mentioned admission card, the depositors with S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., must enclose to the statements issued by such institution, the lists that identify the names of the corresponding shareholders.

Shareholders of Series “A” shares of the Company, may be represented by attorneys-in fact who must evidence their authority by means of a power-of-attorney granted in terms of the forms prepared by the Company that comply with the requirements established in paragraph III of article 49 of the Mexican Securities Market Law and the by-laws of the Company. Additionally, shareholders of Series “A” shares not held in the neutral investment trust established by the Company must prove their status as Mexican Investors, either directly or through the aforementioned forms, in order for the Company to verify their status.

The abovementioned forms and admission cards may be requested at the domicile located at Javier Barros Sierra 540, Building 1, Floor 4, Colonia Santa Fe, Alcaldía Álvaro Obregón, C.P. 01210, Mexico City, within the 15 (fifteen) calendar days prior to the date on which the meeting will be held, from 10:00 a.m. to 2:00 p.m. and from 4:00 p.m. to6:00 p.m. Likewise, the information related to the agenda will be available to the shareholders or their representatives, at the abovementioned hours and domicile, within at least 15 (fifteen) calendar days prior to the date of the meeting.

Pursuant to Clause Six of the Company's by-laws, the Series “A” shares may be subscribed and paid for or acquired exclusively by Mexican individuals or Mexican legal entities with a foreigner exclusion clause or with a majority of Mexican capital and controlled by Mexican capital (any of them, a “Mexican Investor” and, collectively, the “Mexican Investors”), in accordance with the applicable legislation regarding foreign investment in Mexico.

Any person who is not a Mexican Investor and who participates directly or indirectly in the capital stock of the Company will maintain his or her participation through Ordinary Participation Certificates (“CPOs”) and/or through American Depositary Shares (“ADSs”) and/or American Depositary Receipts (“ADRs”), as applicable, and in any case, neither the CPOs and/or ADSs and/or ADRs grant any voting rights.

The Series “A” shares held in the neutral investment trust established by the Company will be voted in the same manner as the Series “A” shares that are not held in such trust, that is, in the same manner as the majority of the Mexican Investors.

The attendance and the exercise of voting rights are subject to the fulfillment of the change of control provisions set forth in Clause Eight of the by-laws. In the event that the information is insufficient or not proper or the forms do not comply with the forms prepared by the Company, the secretary of the meeting will not recognize or give any value to such forms, and therefore the Series “A” shares in question will not be accounted for purposes of the quorum for installation or voting at the meeting.

Mexico City, on April 8, 2026.

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José Alejandro de Iturbide Gutiérrez

Secretary non-member of the Board of Directors